FILED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SUN COUNTRY AIRLINES HOLDINGS, INC.
COMMISSION FILE NO. 001-40217

The following is a transcript of a town hall meeting for employees of Allegiant Travel Company (“Allegiant”)on January 12, 2026 and which excerpt discusses the acquisition of Sun Country Airlines Holdings, Inc. by Allegiant:

Town Hall Recording – January 12, 2026

Greg Anderson, Chief Executive Officer
Good morning, everyone, and thank you for joining us. I am here with our leadership team.

BJ, Drew, Tyler and Rebecca, thank you for being part of today’s special town hall. Yesterday we shared some exciting news and that’s that Allegiant has reached an agreement to acquire Sun Country. The combination creates a clear and differentiated leader that will set a new standard for performance within our segment of the industry. Now over the past year, you, Team Allegiant has successfully executed on a number of our strategic initiatives, reinforcing our foundation. Our operational performance has been outstanding, make the best operating results in our company’s history.

Thank you for the amazing work you do day in and day out. It’s because of you. Our company is well suited to take this next step with confidence. This is a defining moment for our airline and we want to talk directly about what this means for you and the benefits and the opportunities that this transaction creates for all of our team members.

I know announcements like this create questions and uncertainty. Now that’s normal, but our commitment is to be open, honest and consistent with you, even when we don’t have every answer. So we’ll want to share updates throughout the process to make you make sure you understand what is happening and what it means.

Let’s start over or let’s start and I’ll hand it over to Drew.

Drew Wells, SVP and Chief Commercial Officer
Thanks, Greg. Many of you are likely familiar with Sun Country, but before we get into the details of why this combination makes sense, we thought it’d be helpful to share a few quick facts about their business. A few points to highlight on the slide. Sun Country has a 43 year history and a strong brand based in Minnesota.

Where a majority of their 3000 team members are based, they operate a fully owned fleet of 45 Boeing 737 passenger aircraft with five additional aircraft leased to other airlines. Worth noting the 737 passenger aircraft are NGs or next generation.

Technology that is akin to our Airbus CEOs versus our Max aircraft, which is the newest technology. Five of those 50, including two currently in scheduled operation, are recently introduced larger gauge -900 ER aircraft.

Additionally, there are 20 cargo aircraft owned by Amazon and operated for the logistics network, which is a large and growing chunk of Sun Country’s business. Further, Amazon is committed to add two more aircraft in 2026 to support the cargo operation, taking the cargo aircraft up to 22.

Their passenger network covers 105 routes and on the next slide we’ll show our combined route map and like us, they run a flexible capacity business model.

On this slide, you can see a visualization of our combined route network. Sun Country brings a valuable position in MSP, an established international leisure footprint across Mexico, the Caribbean, Canada and Costa Rica in a diversified revenue model spanning scheduled service, charter and cargo.

When combined, the network expands our reach, optimizes aircraft and airport utilization, enhances seasonal scheduling agility, and expands customer choice, all without needing to reduce capacity. This kind of network flexibility allows us to pursue growth where it makes the most sense and drive value for our customers and shareholders while strengthening our position as the leader in flexible leisure travel. With that context in mind, I’ll give it back to Greg to talk about why Sun Country is the right fit for Allegiant and the strategic benefits of bringing our two airlines together.

Greg Anderson
Thank you, Drew. Let me start with the simple why and this acquisition accelerates our strategy of building on our strengths. We believe through this acquisition there are more opportunities for the combined company to grow than we would otherwise have as a stand-alone entity.

So what does that mean? First, it makes us stronger. Together, we become the clear leader of the leisure sector of this industry. Second, it expands choice for our customers. Our complementary route networks and diversified fleets allow us to offer more frequent service to popular vacation destinations across the US, along with select international markets. Combined, we will operate 650 routes, of which only one route has overlap, significantly expanding affordable travel to the communities we serve.

Third, it gives us more flexibility in how we grow. Both airlines employ a highly sophisticated approach as industry leading aircraft traders. We both own our aircraft and we have some of the best ownership costs in the entire industry.

And this provides us a great deal more of fleet flexibility. And at closing, the combined airline will operate approximately 195 aircraft with additional aircraft on order and options that support future growth.

Fourth, it creates a more diversified flying opportunity. Sun Country’s cargo and our combined charter operations provide more stable revenue streams, better aircraft and crew utilization, and more year-round flying for our team members.

Fifth, it strengthens our loyalty program and it strengthens it by expanding the scale of our loyalty and Co brand ecosystem to roughly 22 million loyalty customers. More destinations, especially international, increases the value to members and encourages customers to stay engaged, earning and redeeming with us and the scale improves the economics of the program overall. Finally, it strengthens our financial position. We’re bringing together 2 profitable airlines with strong balance sheets in the low fare sector, which is very different from the other leisure airlines.

We are excited for these opportunities ahead and as we work through this combination, there will be a few elements that were critically important to us. We will transition to a single unified brand under the Allegiant name. This will take time and will be done thoughtfully with a focus on continuity and customer experience.

While we are in the early planning and integration stages, the Allegiant management team will lead the combined airline and we will maintain our headquarters here in Las Vegas and are committed to maintaining a significant presence in Minneapolis-Saint Paul as it will be our largest base of operations.

Now let me hand it over to Tyler to talk about what this means for you, Tyler.

Tyler Hollingsworth, SVP and Chief Operating Officer
Thanks, Greg. I know that when people hear about an acquisition, the first questions are often very personal. What does this mean for me, for my team, for my future here? Those are fair questions and I want to be clear about what we know today.

This combination creates more opportunity over time. As part of a larger airline with a broader network and fleet, we’ll have more paths for advancement, more opportunities to grow skills and more ways for team members to build long term careers at Allegiant with Sun Country’s long term charter contracts and cargo partnerships.

We will be able to create more year-round flying opportunities for pilots and crews, while also supporting more consistent work across the organization. Importantly, both airlines emphasis on safety, hospitality and affordable leisure travel will remain central to training, operations and customer care.

Now about the frontline labor aspect of this transition. For team members who are represented by a union, we’ve begun initial consultative meetings with union leaders to keep them informed. Formal negotiations for joint collective bargaining agreements will begin after the National Mediation Board makes a single carrier determination, which typically occurs after closing.

The seniority integration process for unionized team members will follow established procedures over time. We’ll work towards a joint collective bargaining agreement that reflects the combined airline and team members opportunities and needs. We do not anticipate overlap of our domiciles because of the complementary nature of our networks decisions regarding the opening of new domiciles and closing any existing.

Domiciles will be made based on where we think the best opportunities exist to serve our customers and communities, generate revenue, make sure our domiciles are the appropriate size and scale and be profitable. And as the new company grows, so will benefits and opportunities for all our team members.

I’ll hand it over to Rebecca to talk a bit more about the close connections of our organizations.

Rebecca Henry, SVP and Chief Human Resources Officer
Thanks, Tyler. Importantly, Sun Country and Allegiant share similar DNA’s. Both companies have histories built on respect for our people and our customers.

We believe in empowering team members, delivering safe and reliable service, and making leisure travel affordable and enjoyable. We know there are many things that make our culture special, and we are committed to protecting it. We’ll continue to invest intentionally in training, development and recognition programs that support your.

Your growth and reflect the value that you bring to the company. We’ll also be reviewing all team member policies and benefits, including past travel privileges, to create a unified approach for the combined airline. On a personal level, we’ve known Sun Country CEO Jude Bricker for many years. He spent 11 years with Allegiant before going on to lead Sun Country through its own transformation into a flexible capacity carrier. Over the years, our leadership teams have watched and admired each other’s successes. That shared DNA means we already see the world in much the same way.

It’s a foundation that will make integration smoother, and it gives us a head start in building a unified culture where every team member feels valued and connected to our mission. I’ll turn it over to BJ to walk us through what we can expect in the months ahead.

Robert ("BJ") Neal, President & Chief Financial Officer
Thanks, Rebecca. While this is a big moment for Allegiant, I want to start by talking about what’s not changing. Our day-to-day roles remain the same. There are no immediate changes coming. You’ll keep doing what you do best, serving our customers, operating safely and reliably and working as a team.

Our culture, our vision, and our values remain exactly the same. This transaction doesn’t change who we are or what we stand for. We’ll continue to be the Allegiant you know, focused on safety, delivering great service, and making leisure travel convenient, affordable, and accessible.

Our headquarters will stay right here in Las Vegas. As we work toward a single operating certificate, we expect to transition Sun Country into the Allegiant brand. That means we’ll continue to operate with the same identity and purpose that has brought us this far with our management team leading the combined company.

In short, while we’re gaining new opportunities, we’re not losing the things that make Allegiant.

So what happens next? Yesterday’s announcement was just the first step in a long process, and there are key milestones between now and when the integration is complete. First, there will be several months of regulatory and shareholder review. We’ll go through a process where agencies like the Department of Transportation and the Department of Justice will review the transaction.

Transaction and we expect that process to take some time. We then expect the transaction to close sometime in the second-half of 2026, meaning the deal becomes official and the companies legally become together. As with any major transaction, timing depends on those reviews and other requisite approvals.

After closing, we expect it will take well over a year to obtain a single operating certificate. At that point, we’ll continue working through the final integration steps with the long-term plan to unify under the Allegiant brand.

While that’s happening, both Allegiant and Sun Country will continue to operate as separate companies. Your day-to-day work won’t change and will remain focused on delivering safe, reliable and convenient service to our customers.

Now that said, behind the scenes, we’ll be laying the groundwork to bring the two organizations together and that’s where our Integration Management office or IMO comes in. This dedicated team will be responsible for making sure the integration is thoughtful, well organized and keeps our people and our customers front and center.

We’re excited to announce the appointment of Michael Broderick as our Chief Integration Officer. Michael started at Allegiant in 2017 and has a wide breadth of knowledge of not only our business, but of the airline industry. Michael will be building out the full integration team over the coming weeks and we look forward to sharing more details as the IMO gets up and running.

I want to stress that integration is not something that happens overnight. For most of you, integration won’t feel like one big moment. It’ll show up gradually in things like systems alignment, training updates, and new opportunities to work across teams.

It’s a gradual process that’ll unfold over months, not weeks, and we’ll be communicating to you along the way so that you know what’s happening and when. We’ll make sure you know exactly where to go with questions, because transparency will be a core part of how we manage this transition.

With that, I’ll turn it back over to Greg for some closing thoughts.

Greg Anderson
BJ, thank you. To close, we’re combining 2 airlines that share the same values, the same commitment to safety and service, and the same belief that leisure travel should be affordable and accessible.

Together, we’ll be able to offer more destinations, more opportunities for our team members, and more value for the customers and communities we serve. You can expect regular updates through town halls like this, Leader Cascades and a microsite found at soaringforleisure.com, where we will keep posting updates.

As we move forward, this is an exciting chapter for Allegiant, and it’s one we get to write together. You’ve built the foundation that makes this possible, and I’m confident that as one team, we can make this new combined airline the most adaptable, resilient and successful leisure carrier in the industry.

Thank you for everything you do to make Allegiant what it is. And with that, we’ve compiled the questions that are most topical. Laura Overton, our VP of Legal Affairs, is our moderator here. Laura, do you want to kick it off?

Laura Overton, VP of Legal Affairs
Yes, sure. Thanks, Greg.

And our first question is for you, Greg. Who will lead the combined company?

Greg Anderson
Well, I’ll lead as the CEO of the combined company and BJ will serve as president and CFO alongside our Senior Allegiant Leadership Team.

Laura Overton
Great Drew, what will the combined company be called?

Drew Wells
Following close, Allegiant will be the publicly held parent company and the combined airline will continue under the Allegiant name. However, each airline will operate their brand separately, Allegiant and Sun Country until the airline operations obtain a single operating certificate from the FAA, which consolidates the airline’s operations, procedures and safety protocols into one framework.

Laura Overton
Should I reach out to my counterpart at Sun Country to elaborate? BJ, do you want to take that one?

Robert ("BJ") Neal
Sure. Yeah. The short answer is no. We shouldn’t reach out to any Sun Country team members at this time unless it’s part of an approved integration operation activity until the transaction closes, it’s really important that we continue to operate as two separate companies.

Laura Overton
Understood. Tyler, where will the OCC be located?

Tyler Hollingsworth
The OCC will continue to operate out of Las Vegas.

Laura Overton
And Tyler, will the company be adding or closing any bases?

Tyler Hollingsworth
The good news is the acquisition plan does not anticipate any overlap of domiciles.

Otherwise known as bases, decisions regarding the opening of new domiciles and closing any existing domiciles will be made based on where we think the best opportunities exist to serve our customers and communities, generate revenue, make sure our domiciles are the appropriate size and scale, and of course be profitable.

Laura Overton
Greg, are you concerned that the DOJ will block the transaction like they did with Spirit and JetBlue? How are you going to approach the regulatory review process?

Greg Anderson
We believe that our transaction is well positioned from a regulatory standpoint.

There’s only one overlapping route between the two airlines and so we believe this combination will enhance competition by providing more choices and better values for travelers. But simply put, our deal is pro consumer, pro competition. It’s good for the industry.

And as the process moves forward, we will continue to work closely with the regulators and demonstrate the benefits this combination brings for all stakeholders.

Laura Overton
Thank you, Rebecca. When will past travel be addressed by Allegiant so that employees of both airlines can fly on each other’s flights?

Rebecca Henry
Any potential changes will only happen after the transaction closes. During the integration process, all employee policies, benefits and programs will be reviewed, including the important pass travel program.

Laura Overton
And Rebecca, who should I go to with questions about this announcement?

Rebecca Henry
While there’s many things we don’t yet have answers for, you can e-mail acquisitionquestions@allegiantair.com, where we’ll answer those that we can and take note of the items to answer more broadly in future town halls and in company communications.

Additionally, as mentioned earlier, you can visit our micro site, which is www.soaringforleisure.com, where we’ll be posting frequent updates on the progress of the transaction.

Laura Overton
Thanks. And finally, BJ, will we still be hiring during this time?

Robert ("BJ") Neal
Yeah, everyone’s favorite topic. Yes, we will. It’ll be business as usual at Allegion until the transaction closes.

Laura Overton
Great. Thank you very much. And that concludes today’s exciting town hall. We do look forward to sharing more important updates with you in the near future and have a great day.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements under the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, Section 27A of the Securities Act of 1933 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and often can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “guidance,” “anticipate,” “intend,” “plan,” “estimate”, “project”, “hope” or similar expressions. Forward-looking statements in this communication are based on Allegiant’s and Sun Country’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Allegiant and Sun Country, all of which are subject to change. Forward-looking statements in this communication may relate to, without limitation, the benefits of the proposed transaction, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the proposed transaction; expected synergies of the proposed transaction; the timing and result of various regulatory proceedings related to the proposed transaction; the ability to execute and finance current and long-term business, operational, capital expenditures and growth plans and strategies; the impact of increased or increasing transaction and financing costs associated with the proposed transaction or otherwise, as well as inflation and interest rates; and the ability to access debt and equity capital markets.

Forward-looking statements involve risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, the following: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement for the proposed transaction; the risk that potential legal proceedings may be instituted against Allegiant or Sun Country and result in significant costs of defense, indemnification or liability; the possibility that the proposed transaction does not close when expected or at all because required stockholder approvals, required regulatory approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the proposed transaction or that any of the foregoing may take longer to realize or be more costly to achieve than expected; disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction; the costs associated with the anticipated length of time of the pendency of the proposed transaction, including the restrictions contained in the definitive merger agreement on the ability of each of Sun Country and Allegiant to operate their respective businesses outside the ordinary course consistent with past practice during the pendency of the proposed transaction; the diversion of Allegiant’s and Sun Country’s respective management teams’ attention and time from ongoing business operations and opportunities on acquisition-related matters; the risk that the integration of Sun Country’s operations will be materially delayed or will be more costly or difficult than expected or that Allegiant is otherwise unable to successfully integrate Sun Country’s businesses into its businesses; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Allegiant’s or Sun Country’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the proposed transaction; the dilution caused by Allegiant’s issuance of additional shares of its common stock in connection with the consummation of the proposed transaction; a material adverse change in the business, condition or results of operations of Allegiant or Sun Country; changes in domestic or international economic, political or business conditions, including those impacting the airline industry (including customers, employees and supply chains); Allegiant’s and Sun Country’s ability to successfully implement their respective operational, productivity and strategic initiatives; the outcome of claims, litigation, governmental proceedings and investigations involving Allegiant or Sun Country; and a cybersecurity incident or other disruption to Sun Country’s or Allegiant’s technology infrastructure.

Forward-looking statements in this communication are qualified by and should be read together with, the risk factors set forth above and the risk factors included in Allegiant’s and Sun Country’s respective annual and quarterly reports as filed with the Securities and Exchange Commission (the “SEC”), and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements. In addition, the risk factors discussed above are not exhaustive and they, along with other risk factors, will be more fully discussed in the registration statement and joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

The forward-looking statements in this communication are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Allegiant and Sun Country disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Allegiant intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Allegiant’s common stock to be issued in the proposed transaction and a joint proxy statement for Allegiant’s and Sun Country’s respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of Allegiant and Sun Country. Each of Allegiant and Sun Country may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Allegiant or Sun Country may file with the SEC or send to their respective stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ALLEGIANT AND SUN COUNTRY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ALLEGIANT, SUN COUNTRY, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of Allegiant and Sun Country may obtain free copies of these documents and other documents filed with the SEC by Allegiant or Sun Country through the website maintained by the SEC at http://www.sec.gov or from Allegiant at its website, https://ir.allegiantair.com/financials/sec-filings/default.aspx, or from Sun Country at its website, https://ir.suncountry.com/financials/sec-filings. Documents filed with the SEC by Allegiant will be available free of charge by accessing Allegiant’s website at https://ir.allegiantair.com/financials/sec-filings/default.aspx, or alternatively by directing a request by mail to Allegiant’s Investor Relations department, 1201 North Town Center Drive, Las Vegas, NV 89144, and documents filed with the SEC by Sun Country will be available free of charge by accessing Sun Country’s website at https://ir.suncountry.com/financials/sec-filings, or alternatively by directing a request by mail to Sun Country’s Investor Relations department, 2005 Cargo Road, Minneapolis, MN 55450.

Participants In The Solicitation

Allegiant, Sun Country and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Allegiant and Sun Country in connection with the proposed transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Allegiant and Sun Country and other persons who may be deemed to be participants in the solicitation of stockholders of Allegiant and Sun Country in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Allegiant, their ownership of Allegiant common stock and Allegiant’s transactions with related persons can also be found in the Allegiant Annual Report and Allegiant’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 30, 2025 (the “Allegiant 2025 Proxy Statement”), and other documents subsequently filed by Allegiant with the SEC, which are available on its website, https://ir.allegiantair.com/financials/sec-filings/default.aspx. Such information is set forth in the sections entitled “Proposal No. 1 – Election of Directors”, “Proposal No. 2  –  Advisory (non-binding) Vote on Executive Compensation”, “Proposal No. 3 – Approval of Amendment to Allegiant 2022 Long-Term Incentive Plan to Increase Number of Shares Available”, “Executive Compensation” and “Related Party Transactions” of the Allegiant 2025 Proxy Statement. To the extent holdings of Allegiant common stock by the directors and executive officers of Allegiant have changed from the amounts of Allegiant common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1362468&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Sun Country, their ownership of Sun Country common stock and Sun Country’s transactions with related persons can also be found in the definitive proxy statement for Sun Country’s 2025 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 25, 2025 (which is available at https://ir.suncountry.com/financials/sec-filings), and other documents subsequently filed by Sun Country with the SEC. Such information is set forth in the sections entitled “Proposal 1– Reelection of Directors”, “Proposal 2 – Non-binding (Advisory) Vote to Approve the Compensation of Our Named Executive Officers”, “Executive Compensation”, “Certain Relationships and Related Person Transactions” and “Security Ownership of Certain Beneficial Owners and Management” of such definitive proxy statement. Please also refer to Sun Country’s subsequent Current Reports, as filed with the SEC on Form 8-K on September 22, 2025 (which is available at https://ir.suncountry.com/financials/sec-filings) and on October 30, 2025, regarding subsequent changes to Sun Country’s Board of Directors and executive management following the filing of such definitive proxy statement. To the extent holdings of Sun Country common stock by the directors and executive officers of Sun Country have changed from the amounts of Sun Country common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1743907&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell, an offer to buy, or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law